UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

FIRST NATIONAL CORPORATION

(Name of Issuer)

Common Stock, par value $1.25 per share

(Title of Class of Securities)

32106V107

(CUSIP Number)

Gerald F. Smith, Jr.

c/o First National Corporation

112 West King Street

Strasburg, Virginia 22657

(540) 465-9121

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 21, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box  ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 32106V107	Page 2 of 6

1	Names of reporting persons I.R.S. identification nos. of above persons Gerald F. Smith, Jr.
2	Check the appropriate box if a member of group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds PF
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power 156,255
	8	Shared voting power 2,500
	9	Sole dispositive power 156,255
	10	Shared dispositive power 2,500
11	Aggregate amount beneficially owned by each reporting person 158,755
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 3.24%
14	Type of reporting person IN

CUSIP No. 32106V107	Page 3 of 6

Item 1. Security and Issuer.

The class of equity securities to which this Amendment No. 1 to Schedule 13D (the “Statement”) relates is the Common Stock, par value $1.25 per share (the “Common Stock”), of First National Corporation, a Virginia corporation (the “Issuer”). The principal executive offices of the Issuer are located at 112 West King Street, Strasburg, Virginia 22657.

Item 2. Identity and Background.

(a) through (c) and (f)

This statement is being filed by the individual listed below (the “Reporting Person”). The information contained on the cover page to this Statement is incorporated herein by reference.

Name	Residence or Business Address	Present Principal Occupation and the Name, Principal Business and Address of Any Entity in which such Occupation is Conducted
Gerald F. Smith, Jr.	549 Merrimans Lane Winchester, Virginia 22601-6207	Chairman, Chief Executive Officer, President and Director Valley Proteins, Inc. (a rendering business) 151 Valpro Drive Winchester, Virginia 22603

(d) and (e)

During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The Reporting Person is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

Not applicable. The Reporting Person is not reporting any purchases of Common Stock or other equity securities of the Issuer on this Statement.

Item 4. Purpose of Transaction.

The Reporting Person has completed the transactions described in Item 5(c) of this Statement as part of the Reporting Person’s estate planning process and following discussions regarding ownership of Common Stock of the Issuer with the Federal Reserve Bank of Richmond, as the Issuer’s federal banking regulator.

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Item 5. Interest in Securities of the Issuer.

The information contained on the cover page to this Statement and the information set forth or incorporated in Items 2, 3, 4 and 6 is incorporated herein by reference.

The percentage ownership information as presented in Item 5(a) and Item 5(b) is calculated based on 4,903,612 shares of Common Stock issued and outstanding, as reported in the Issuer’s Quarterly Report on Form 10-Q filed November 14, 2014.

(a) – (b) At November 21, 2014, the aggregate number of shares of Common Stock beneficially owned by the Reporting Person was 158,755, or approximately 3.24% of the Issuer’s issued and outstanding shares of Common Stock.

Reporting Person	Amount Beneficially Owned	Percent of Class	Sole Power to Vote or Direct the Vote		Shared Power to Vote or Direct the Vote		Sole Power to Dispose or Direct the Disposition		Shared Power to Dispose or Direct the Disposition

Gerald F. Smith, Jr.	158,755	3.24%	156,255	*	2,500	**	156,255	*	2,500	**

*	Consists of (i) 152,655 shares of Common Stock held by the G.F. Smith, Jr. Revocable Trust, of which the Reporting Person serves as trustee, (ii) 500 shares of Common Stock held by the Reporting Person in his own name, and (iii) 3,100 shares of Common Stock held by the Reporting Person as custodian for his daughter.
**	Consists of an aggregate of 2,500 shares of Common Stock held by irrevocable trusts for the benefit of the Reporting Person’s children, of which the Reporting Person serves as co-trustee. Mr. David S. Reynolds also serves as co-trustee of such irrevocable trusts for the benefit of the Reporting Person’s children, and shares voting power and disposition power with the Reporting Person.

Mr. Reynolds’ principal occupation is CFO/Business Manager of St. Christopher’s School, with a primary business address of 711 St. Christopher’s Road, Richmond, Virginia 23226. During the last five years, Mr. Reynolds has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Reynolds is a citizen of the United States of America.

(c) Other than as described in this Statement, the Reporting Person has not effected any transactions in Common Stock during the past 60 days.

The Reporting Person has effected the following transactions in Common Stock during the past 60 days. For a description of the purpose of these transactions, see Item 4 of this Statement.

Date	Shares Acquired	Shares Disposed	Price per Share*	Description of Transaction

11/21/2014	—	245,124	$6.00	Sale of shares of Common Stock from the G.F. Smith, Jr. Revocable Trust to certain irrevocable trusts**
11/21/2014	—	245,124	$6.00	Sale of shares of Common Stock from the G.F. Smith, Jr. Revocable Trust to certain irrevocable trusts**

CUSIP No. 32106V107	Page 5 of 6

*	The sales price per share is estimated as of November 21, 2014 and is subject to adjustment. The final sales price per share will be determined pursuant to a valuation performed by an independent financial advisor, with such valuation including an evaluation of trading discounts appropriate for large block transactions in equity securities with similar trading characteristics. If the final sales price per share is not $6.00, the Reporting Person undertakes to amend this Statement to provide the final sales price as determined by the independent financial advisor.
**	The Reporting Person does not serve as a trustee of, or otherwise share voting or investment power over shares of Common Stock held by, such irrevocable trusts.

(d) Not applicable.

(e) The Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock on November 21, 2014.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Reporting Person’s responses to Item 4 and Item 5 are incorporated by reference herein. In addition, the Reporting Person is a director of the Issuer.

Except as disclosed in or incorporated by reference into this Item 6 of this Statement, to the best knowledge of the Reporting Person, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

None.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 25, 2014

/s/ Gerald F. Smith, Jr.
Gerald F. Smith, Jr.